Exhibit 4.1

FIFTH SUPPLEMENTAL INDENTURE

Fifth Supplemental Indenture, dated as of August 30, 2012 (this “Fifth Supplemental Indenture”), among Nationstar Mortgage LLC, a Delaware limited liability company (“Nationstar”), Nationstar Capital Corporation, a Delaware corporation (“Nationstar Corp.” and, together with Nationstar, the “Issuers”), the Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Issuers and the Guarantors have heretofore executed and delivered to the Trustee an indenture, dated as of March 26, 2010, as amended and supplemented by the First Supplemental Indenture, dated as of August 31, 2010, the Second Supplemental Indenture, dated as of December 13, 2010, the Third Supplemental Indenture, dated as of December 19, 2011 and the Fourth Supplemental Indenture, dated as of August 9, 2012 (collectively, the “Indenture”), that governs the Issuers’ existing outstanding $285,000,000 aggregate principal amount of 10.875% Senior Notes due 2015 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders (as defined in the Indenture) of at least a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Issuers have solicited the consents of Holders of the outstanding Notes to the proposed amendments to the Indenture set forth herein (the “Proposed Amendments”), pursuant to the Consent Solicitation Statement dated August 24, 2012 (as the same may be amended or supplemented from time to time, the “Statement”);

WHEREAS, the Holders of at least a majority in aggregate principal amount of the outstanding Notes have provided written consent to the Proposed Amendments, and pursuant to Section 9.02 of the Indenture, the Issuers have filed with the Trustee evidence of such consents;

WHEREAS, the execution and delivery of this Fifth Supplemental Indenture has been duly authorized and all conditions and requirements necessary to make this Fifth Supplemental Indenture a valid and binding agreement of the Issuers and the Guarantors have been duly performed and complied with;

WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuers have delivered a resolution of their Boards of Directors (as defined in the Indenture) authorizing the execution of this Fifth Supplemental Indenture, and in accordance with Section 9.06 and Section 12.04 of the Indenture have delivered an Officers’ Certificate and an Opinion of Counsel (each as defined in the Indenture) to the Trustee stating that the execution of this Fifth Supplemental Indenture is authorized or permitted by the Indenture, that this Fifth Supplemental Indenture is the legal, valid and binding obligation of the Issuers and the Guarantors party hereto, enforceable against them in accordance with the terms of this Fifth Supplemental Indenture, subject to customary exceptions, that this Fifth Supplemental Indenture complies with the provisions of the Indenture and that all conditions precedent and covenants, if any, provided for in the Indenture relating to the execution of this Fifth Supplemental Indenture have been satisfied;

WHEREAS, the Issuers and the Guarantors, pursuant to the foregoing authority, propose in and by this Fifth Supplemental Indenture to amend the Indenture, and request that the Trustee join in the execution of this Fifth Supplemental Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Fifth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree for the benefit of each other and the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Amendments.

(a) Subject to Section 2(b) below, the Indenture is hereby amended as follows (such amendments, the “Amendments”):

(i) Clause (1) of the definition of “Asset Sale” and exceptions (4), (14) and (15) to the definition of “Asset Sale” in Section 1.01 of the Indenture are hereby amended to read as follows:

(1) the sale, lease (other than operating leases entered in the ordinary course of business), conveyance or other disposition of any assets or rights; provided that the sale, lease (other than operating leases entered in the ordinary course of business), conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, other than any Required Asset Sale or a Legacy Loan Portfolio Sale, will be governed by the provisions of Section 4.14 and/or Section 5.01 hereof and not by the provisions of Section 4.10 hereof; provided further that a transaction otherwise meeting the requirements of an “Asset Sale” under this definition will be deemed to be an Asset Sale notwithstanding its treatment under GAAP; and

(4) the sale of advances, loans, customer receivables, mortgage related securities or other assets in the ordinary course of business, the sale of accounts receivable or other assets that by their terms convert into cash in the ordinary course of business, any sale of MSRs in connection with the origination of the associated mortgage loan in the ordinary course of business; or any sale of securities in respect of additional fundings under reverse mortgage loans in the ordinary course of business;

(14) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien) permitted by Section 4.12;

(15) transactions pursuant to repurchase agreements entered into in the ordinary course of business; and

(ii) The definition of “Asset Sale” in Section 1.01 of the Indenture is hereby amended to add a new exception (16) to read as follows:

(16) any Co-Investment Transaction.

(iii) The definition of “Change of Control” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, other than any Required Asset Sales or Legacy Loan Portfolio Sale, to any Person other than a Permitted Holder; or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50.0% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies; provided that for purposes of calculating the “beneficial ownership” of any group, any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not be included in determining the amount of Voting Stock “beneficially owned” by such group.

For purposes of this definition, any direct or indirect holding company of the Company shall not itself be considered a “Person” or “group” for purposes of clause (2) above; provided that no “Person” or “group” (other than the Permitted Holders) beneficially owns, directly or indirectly, more than 50.0% of the total voting power of the Voting Stock of such holding company.

(iv) Section 1.01 of the Indenture is hereby amended to add a new definition as follows:

“Co-Investment Transaction” means a transaction pursuant to which a portion of MSRs or the right to receive fees in respect of MSRs are transferred for fair value to another Person.

(v) The definition of “Consolidated EBITDA” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) Consolidated Taxes;

(b) Consolidated Interest Expense (excluding Consolidated Interest Expense on Indebtedness incurred under clauses (2), (5), (6), (10), (11), (12), (15) and (27) of the definition of Permitted Indebtedness);

(c) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles as a result of impairment, but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period), all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP;

(d)(i) customary fees, expenses or charges of the Company and its Restricted Subsidiaries payable in connection with (A) the issuance of the Notes, (B) the initial public offering of the Company’s Common Stock or the Common Stock of any of its direct or indirect parent companies after the Issue Date and issuance of Equity Interests and (C) any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness and including, in each case, any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed, in each case whether or not successful, (ii) restructuring charges and (iii) any amortization or write-off of debt issuance costs for Indebtedness incurred prior to the Issue Date;

(e) any amortization or write-off of debt issuance costs payable in connection with Corporate Indebtedness incurred concurrent with and after the Issue Date;

(f) recovery of other-than-temporary loss on available-for-sale securities recognized through members’ (or shareholders’) equity;

(g) all other unusual or non-recurring items of loss or expense; and

(h) the amount of any expense related to minority interests; and,

(3) decreased by (without duplication):

(a) non-cash gains pursuant to clause (2) above increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Consolidated EBITDA in accordance with this definition);

(b) all other unusual or non-recurring gains or revenue;

(c) all interest income to the extent a matching interest expense has been added back to clause (2) above; and

(d) fair market value of MSRs capitalized by the Company and its Restricted Subsidiaries;

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP. For the avoidance of doubt, Consolidated EBITDA shall exclude the effect of any income or loss related to a Legacy Loan Portfolio, except to the extent such income or loss is accounted for in the calculation of Consolidated Net Income.

(vi) The definition of “Consolidated Leverage Ratio” in Section 1.01 of the Indenture is deleted in its entirety.

(vii) Clause (10) of the definition of “Consolidated Net Income” in Section 1.01 of the Indenture is hereby amended to read as follows:

(10) Consolidated Taxes of such Person recognized in accordance with GAAP, to the extent they exceed the taxes in respect of the same income, capital or commercial activity that are recognized in accordance with GAAP for the applicable period by a parent entity of such Person that is liable for such taxes;

(viii) The definition of “Consolidated Net Income” in Section 1.01 of the Indenture is hereby amended to add new clauses (11), (12), (13) and (14) to read as follows:

(11) any income or loss related to the fair market value of economic hedges related to MSRs or other mortgage related assets or securities, to the extent that such other mortgage related assets or securities are valued at fair market value and gains and losses with respect to such related assets or securities have been excluded pursuant to another clause of this provision;

(12) any income or loss related to a Legacy Loan Portfolio;

(13) the cumulative effect of a change in accounting principles during such period; and

(14) the effect of any gain or loss associated with liabilities created in respect of a Co-Investment Transaction as a result of the accounting treatment thereof under GAAP.

(ix) The definition of “Consolidated Tangible Net Worth” in Section 1.01 of the Indenture is deleted in its entirety.

(x) The definition of “Consolidated Taxes” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Consolidated Taxes” means, with respect to any Person for any period, all income taxes and foreign withholding taxes and taxes based on capital and commercial activity (or similar taxes) of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period.

(xi) The definition of “Corporate Indebtedness to Tangible Net Worth Ratio” in Section 1.01 of the Indenture is deleted in its entirety.

(xii) Section 1.01 of the Indenture is hereby amended to add a new definition as follows:

“Fixed Charge Coverage Ratio” means, with respect to any Person, as of any date, the ratio of (i) Consolidated EBITDA of such Person for the most recently ended four full fiscal quarters (the “Four Quarter Period”) for which internal financial statements are available ending prior to the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio (the “Transaction Date”) to (ii) the Fixed Charges of such Person for the Four Quarter Period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio, “Consolidated EBITDA” and “Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or any asset originations, asset purchases, Investments and Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Indebtedness that is Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions) attributable to the assets which are originated or purchased, the

Investments that are made and the assets that are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or asset origination, asset purchase, Investment or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

The Company shall be entitled in calculating the Fixed Charge Coverage Ratio: (i) to treat the entry into a bona fide subservicing agreement in respect of MSRs as an Asset Acquisition and (ii) to give effect in such pro forma calculation to any bona fide binding definitive agreement, subject to customary closing conditions, for any transaction that upon the consummation thereof would be subject to the foregoing paragraph (including any related incurrence or repayment of Indebtedness). The pro forma calculations shall be made by a responsible accounting officer of the Company in good faith based on the information reasonably available to it at the time of such calculation. The foregoing calculations shall not be required to comply with the requirements for pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto.

(xiii) Section 1.01 of the Indenture is hereby amended to add a new definition as follows:

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense on Corporate Indebtedness,

(2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person, and

(3) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Capital Stock.

(xiv) The definition of “GAAP” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Financial Accounting Standards Board Accounting Standards Codification or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of December 31, 2011.

(xv) Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Legacy Loan Portfolio” means the residential mortgage loans subject to the Note Purchase Agreement, dated as of October 30, 2009 by and among the Company and the representatives of the initial purchasers party thereto.

(xvi) The definition of “Legacy Loan Portfolio Sale” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Legacy Loan Portfolio Sale” means the sale, lease, conveyance or other disposition, in one or more transactions of all or a portion of the Legacy Loan Portfolio.

(xvii) The definition of “Lien” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest); provided that in no event shall an operating lease or a transfer of assets pursuant to a Co-Investment Transaction be deemed to constitute a Lien.

(xviii) The definition of “MSR” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“MSR” means mortgage servicing rights (including master servicing rights) entitling the holder to service mortgage loans.

(xix) The definition of “Permitted Business” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Business” means the businesses of the Company and its Subsidiaries as described in the Offering Memorandum and businesses that are reasonably related, ancillary or complementary thereto or reasonable developments or extensions thereof.

(xx) The definition of “Permitted Funding Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Funding Indebtedness” means (i) any Permitted Servicing Advance Facility Indebtedness, (ii) any Permitted Warehouse Indebtedness, (iii) any Permitted Residual Indebtedness, (iv) any Permitted MSR Indebtedness, (v) any facility that combines any Indebtedness under clauses (i), (ii), (iii) or (iv) and (vi) any Refinancing of the Indebtedness under clauses (i), (ii), (iii), (iv) or (v) and advanced to the Company or any of its Restricted Subsidiaries based upon, and secured by, Servicing Advances, mortgage related securities, loans, MSRs, consumer receivables, REO Assets or Residual Interests existing on the Issue Date or created or acquired thereafter, provided, however that solely as of the date of the incurrence of such Permitted Funding Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any Indebtedness incurred in accordance with this clause (vi) for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect thereto over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Indebtedness shall not be Permitted Funding Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions under Section 4.09 hereof, except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness incurred under this clause (vi) which excess shall be entitled to be incurred pursuant to any other provision under Section 4.09 hereof). The amount of any Permitted Funding Indebtedness shall be determined in accordance with the definition of “Indebtedness.”

(xxi) Clauses (1), (3), (16), (28), (30) and (32) of the definition of “Permitted Indebtedness” in Section 1.01 of the Indenture are hereby amended to read as follows:

(1) Indebtedness under the Initial Notes and Exchange Notes issued in exchange for such Initial Notes pursuant to the Initial Registration Rights Agreement and Exchange Notes issued in exchange for any Additional Notes issued under this Indenture and the Note Guarantees;

(3) Indebtedness of the Company or any Guarantor under the Working Capital Facility in an aggregate principal amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) in an amount not to exceed the greater of (x) $50.0 million and (y) 1.25% of Total Assets;

(16) Indebtedness incurred by the Company or any of the Guarantors in connection with the acquisition of a Permitted Business; provided that on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the use of proceeds therefrom, either

(a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(b); or

(b) the Fixed Charge Coverage Ratio of the Company would not be less than the Fixed Charge Coverage Ratio of the Company immediately prior to the incurrence of such Indebtedness;

(28) Indebtedness or Disqualified Capital Stock of the Company and Indebtedness, Disqualified Capital Stock or Preferred Stock of any of the Company’s Restricted Subsidiaries in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Company since immediately after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Capital Stock or sales of Equity Interests to the Company or any of its Subsidiaries) to the extent that such net cash proceeds or cash have not been applied to Section 4.07 hereof; provided, however, that the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock incurred by Restricted Subsidiaries (other than Guarantors) pursuant to this clause (28) may not exceed $30.0 million in the aggregate at any one time outstanding;

(30) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed the greater of (x) $40.0 million and (y) 1.0% of Total Assets in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (30);

(32) additional Indebtedness of the Company and its Subsidiaries in an aggregate principal amount not to exceed the greater of (x) $40.0 million and (y) 1.0% of Total Assets at any one time outstanding.

(xxii) Clauses (15), (16), (21) and (22) of the definition of “Permitted Investments” in Section 1.01 of the Indenture are hereby amended to read as follows:

(15) guarantees of Indebtedness permitted under Section 4.09 hereof;

(16) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of Section 4.11(c) hereof (except transactions described in clauses (6) and (9) of Section 4.11(c) hereof);

(21) any Investment by the Company or any Restricted Subsidiary of the Company in a joint venture not to exceed the greater of (x) $40.0 million and (y) 1.0% of Total Assets;

(22) other Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (22) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $60.0 million and (y) 1.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

(xxiii) The definition of “Permitted Investment” in Section 1.01 of the Indenture is hereby amended to add a new clause (23) to read as follows:

(23) purchases of mortgage backed securities or similar debt instruments related to a Permitted Business.

(xxiv) Clauses (6), (27) and (34) of the definition of “Permitted Liens” in Section 1.01 of the Indenture are hereby amended to read as follows:

(6) Liens on assets or property at the time the Company or a Restricted Subsidiary acquired the assets or property or within 360 days of such acquisition, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary; provided that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than assets and property affixed or appurtenant thereto); provided, further that the aggregate amount of obligations secured thereby does not exceed the greater of (x) $50.0 million and (y) 1.25% of Total Assets at any time outstanding and no such Lien may secure obligations in an amount that exceeds the Fair Market Value of the assets or property acquired as of the date of acquisition;

(27) Liens with respect to obligations at any one time outstanding that do not exceed the greater of (x) $50.0 million and (y) 1.25% of Total Assets;

(34) Liens securing Indebtedness incurred to finance the purchase of MSR Assets (“Acquired MSR Assets”) by the Company or any of its Restricted Subsidiaries (including any acquisition of Capital Stock or by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary), provided that (x) any such Lien may not extend to any other property owned by the Company or any of its Restricted Subsidiaries at the time the Lien is incurred and the Indebtedness secured by the Lien may not be incurred more than 180 days after the acquisition of the property subject to the Lien and (y) the aggregate amount of Indebtedness secured by the Acquired MSR Assets in such purchase does not exceed the greater of $50.0 million and 65.0% of the purchase price of such Acquired MSR Assets less the amount necessary to pay any fees and expenses related to such acquisition (the purchase price of the Acquired MSR Assets shall be determined by the terms of the contract governing such purchase or, if not specified in such contract, management in good faith).

(xxv) The definition of “Permitted MSR Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted MSR Indebtedness” means MSR Indebtedness; provided, that solely as of the date of the incurrence of such MSR Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any such MSR Indebtedness for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect to such MSR Indebtedness (excluding recourse for matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such MSR Indebtedness shall not be Permitted MSR Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions in Section 4.09 hereof, except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness which excess shall be entitled to be incurred pursuant to any other provisions under Section 4.09 hereof). The amount of any particular Permitted MSR Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

(xxvi) The definition of “Permitted Residual Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Residual Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries under a Residual Funding Facility; provided that solely as of the date of the incurrence of such Permitted Residual Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any such Permitted Residual Indebtedness for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect to such Permitted Residual Indebtedness (not including customary contractual recourse for breaches of representations and warranties) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Permitted Residual Indebtedness shall be deemed not to be Permitted Residual Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions under Section 4.09 hereof except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness which excess shall be entitled to be incurred pursuant to any other provisions under Section 4.09 hereof) of the Company or such Restricted Subsidiary, as the case may be, at such time.

(xxvii) The definition of “Permitted Securitization Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Securitization Indebtedness” means Securitization Indebtedness; provided that (i) in connection with any Securitization, any Warehouse Indebtedness or MSR Indebtedness used to finance the purchase, origination or pooling of any Receivables subject to such Securitization is repaid in connection with such Securitization to the extent of the net proceeds received by the Company and its Restricted Subsidiaries from the applicable Securitization Entity, and (ii) solely as of the date of the incurrence of such Permitted Securitization Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any such Securitization Indebtedness for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect to such Securitization Indebtedness (excluding recourse for matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Securitization Indebtedness shall not be Permitted Securitization Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions under Section 4.09 hereof except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness which excess shall be entitled to be incurred pursuant to any other provisions under Section 4.09 hereof).

(xxviii) The definition of “Permitted Servicing Advance Facility Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Servicing Advance Facility Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries incurred under a Servicing Advance

Facility; provided, however that solely as of the date of the incurrence of such Permitted Servicing Advance Facility Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any such Permitted Servicing Advance Facility Indebtedness for which the holder thereof has contractual recourse (other than subject to such customary carve-out matters for which such Person or its Restricted Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation, breaches of representations or warranties and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of such Person for GAAP purposes) to the Company or its Restricted Subsidiaries to satisfy claims with respect to such Permitted Servicing Advance Facility Indebtedness over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Permitted Servicing Advance Facility Indebtedness shall not be Permitted Servicing Advance Facility Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions under Section 4.09 hereof except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness under a Servicing Advance Facility which excess shall be entitled to be incurred pursuant to any other provisions under Section 4.09 hereof) of the Company or such Restricted Subsidiary, as the case may be, at such time.

(xxix) The definition of “Permitted Warehouse Indebtedness” in Section 1.01 of the Indenture is deleted in its entirety and replaced with the following:

“Permitted Warehouse Indebtedness” means Warehouse Indebtedness; provided, that solely as of the date of the incurrence of such Warehouse Indebtedness, the amount of any excess (determined as of the most recent date for which internal financial statements are available) of (x) the amount of any such Warehouse Indebtedness for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect to such Warehouse Indebtedness (excluding recourse for matters such as fraud, misappropriation, breaches of representations and warranties and misapplication) over (y) the aggregate (without duplication of amounts) Realizable Value of the assets that secure such Warehouse Indebtedness shall not be Permitted Warehouse Indebtedness (but shall not be deemed to be a new incurrence of Indebtedness subject to the provisions under Section 4.09 hereof except with respect to, and solely to the extent of, any such excess that exists upon the initial incurrence of such Indebtedness which excess shall be entitled to be incurred pursuant to any other provisions under Section 4.09 hereof). The amount of any particular Permitted Warehouse Indebtedness as of any date of determination shall be calculated in accordance with GAAP.

(xxx) The definition of “Tax Amount” in Section 1.01 of the Indenture is deleted in its entirety.

(xxxi) Section 4.03 of the Indenture is deleted in its entirety and replaced with the following:

Section 4.03 Reports and Other Information.

(a) Following consummation of the Exchange Offer contemplated by the Initial Registration Rights Agreement, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes or cause the Trustee to furnish to the Holders of Notes within the time periods specified in the SEC’s rules and regulations:

(i) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(ii) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The availability of the foregoing materials on the SEC’s EDGAR service (or its successor) shall be deemed to satisfy the Company’s delivery obligation.

(b) All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants, and each Form 10-Q and 10-K will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, the Company will file a copy of each of the reports referred to in clauses (i) and (ii) of Section 4.03(a) with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such filing).

(c) In the event that any direct or indirect parent of the Company becomes a Guarantor of the Notes, the Company may satisfy its obligations under this Section 4.03 with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that such reporting is accompanied by consolidating information that presents in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information related to the Company, the Note Guarantors and the other Subsidiaries of the Company on a standalone basis on the other hand.

(d) If, at any time after consummation of the Exchange Offer contemplated by the Initial Registration Rights Agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in paragraphs (a) and (b) of this Section 4.03 with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in paragraphs (a) and (b) of this Section 4.03 on a website within the time periods that would apply if the Company were required to file those reports with the SEC.

(e) If, at any time, the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then any “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or other comparable section, shall provide an analysis and discussion of the material differences with respect to the financial condition and results of operations of the Company and its Restricted Subsidiaries as compared to the Company and its Subsidiaries (including such Unrestricted Subsidiaries).

(f) In addition, the Company agrees that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) Notwithstanding anything to the contrary in this Indenture, the Company will not be deemed to have failed to comply with any of its obligations described under clause (3) of Section 6.01(a) until 30 days after the date on which any report hereunder is due.

(h) Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

(xxxii) Clauses (4), (6), (12) and (13) of Section 4.07(b) of the Indenture are hereby amended to read as follows:

(4) so long as no Default or Event of Default shall have occurred and be continuing, the repurchase, retirement or other acquisition or retirement for value by the Company of Common Stock (or options, warrants or other rights to acquire Common Stock) of the Company (or payments to any direct or indirect parent company of the Company to permit distributions to repurchase common equity (or options, warrants or other rights to acquire common equity) thereof) of such direct or indirect parent company) from any future, current or former officer, director, manager or employee (or any spouses, successors, executors, administrators, heirs or legatees of any of the foregoing) of the Company, any direct or indirect parent company of the Company, or any of its Subsidiaries or their authorized representatives, in an aggregate amount not to exceed $5.0 million in any calendar year plus (i) the aggregate net cash proceeds received by the Company after the Issue Date from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary of the Company (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (4)(i) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (iii)(b) of Section 4.07(a) hereof) and (ii) the proceeds of “key-man” life insurance policies that are used to make such redemptions or repurchases; provided that amounts available pursuant to this clause (4) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in the next succeeding twelve-month period and provided, further, that the cancellation of Indebtedness owing to the Company from any future, current or former officer, director, manager or employee (or any spouses, successors, executors, administrators, heirs or legatees of any of the foregoing) of the Company or any of its Restricted Subsidiaries in connection with any repurchase of Capital Stock of such entities (or warrants or options or rights to acquire such Capital Stock) will not be deemed to constitute a Restricted Payment under this Indenture;

(6) the declaration and payment of dividends or making of distributions by the Company to, or the making of loans to, its direct parent company in amounts required for the Company’s direct or indirect parent entities (including a corporation organized to hold interests in the Company in connection with the public issuance of shares) to pay, without duplication as to amounts of:

(a) franchise taxes and other fees, taxes and expenses required to maintain the corporate existence of the Company and its direct and indirect parent entities plus $500,000 per year;

(b) federal, state, and local income taxes of the direct or indirect parent entity, or of or on a consolidated or combined tax group of which the direct or indirect parent is the common parent, in each case to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and not directly payable by the Company or its Restricted Subsidiaries and, to the extent of the amount actually received from any of the Company’s Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries of the Company; provided that (i) in determining such taxes, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, shall be taken into account, (ii) if there is an adjustment in the amount of Taxable Income for any periods, an appropriate positive or negative adjustment shall be made to the amount of distributions or loans permitted pursuant to this clause 6(b), and if the adjustment is negative, then the permitted distribution on loan for succeeding periods shall be reduced (without duplication of reductions due to clause 6(b)(i) hereof and with appropriate adjustments for any contributions to the Company in respect of such negative adjustment to Taxable Income) to take into account such negative amount until such negative amount is reduced to zero, (iii) any distribution or loan in respect of such taxes other than amounts relating to estimated payments shall be computed by a nationally recognized accounting firm and (iv) in no event will such dividends and loans exceed the amounts that the Company and its Restricted Subsidiaries and/or Unrestricted Subsidiaries (as applicable) would have paid as a stand-alone group;

(c) Reserved.

(d) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operations of the Company and its Restricted Subsidiaries; and

(e) general corporate overhead expenses and other expenses incidental to being a public company (including, without limitation, audit, listing and legal expense) of any direct or indirect parent company of the Company to the extent such expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(12) upon occurrence of a Change of Control and within 60 days after the completion of the Change of Control Offer pursuant to Section 4.14 hereof (including the purchase of all Notes tendered), any purchase or redemption of Obligations of the Company that are subordinate or junior in right of payment to the Notes required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101.0% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase or redemption, no Default or Event of Default shall have occurred and be continuing (or would result therefrom) and (B) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any issuance of Indebtedness by the Company or any Restricted Subsidiary of the Company;

(13) Restricted Payments in an amount not to exceed $40.0 million; and

(xxxiii) Section 4.07(b) of the Indenture is hereby amended to add a new clause (14) to read as follows:

(14) the payment of dividends on the Company’s Common Stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment of dividends on its Common Stock) after the Issue Date, of up to 6.0% per annum of the net proceeds received by or contributed to the Company (or any direct or indirect parent of the Company and contributed to the Company) since the Issue Date in any public equity offering, other than public equity offerings registered on Form S-8 and other than any public sale constituting an Excluded Contribution, provided, however, that the amount of any such net proceeds that is utilized for any such Restricted Payment shall be excluded from the calculation of amounts under clause (iii)(b) of Section 4.07(a) hereof.

(xxxiv) Clauses (b) and (c) of Sections 4.09 of the Indenture are hereby amended to read as follows:

(b) Notwithstanding Section 4.09(a) hereof, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness), and the Company’s Restricted Subsidiaries may issue Preferred Stock, in each case if on the date of the incurrence of such Indebtedness or Preferred Stock, after giving effect to the incurrence thereof and the use of proceeds thereof the Fixed Charge Coverage Ratio of the Company is at least 2.0 to 1.0.

(c) Reserved.

(xxxv) Clauses (a)(2)(C), (b) and (d) Section 4.10 of the Indenture are hereby amended to read as follows:

(a)(2)(C) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (C) that is at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 2.5% of Total Assets, at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, including a Required Asset Sale or a Legacy Loan Portfolio Sale, the Issuers (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at their or its option, in any combination of the following:

(1) to prepay or repay Secured Debt or Indebtedness of any Restricted Subsidiary of the Company that is not a Guarantor, and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; provided, however, that, except in the case of Net Proceeds from a Legacy Loan Portfolio Sale, Net Proceeds may not be applied to the prepayment or repayment of Non-Recourse Indebtedness, Indebtedness under Existing Facilities or Permitted Funding Indebtedness, other than Non-Recourse Indebtedness, Indebtedness under Existing Facilities or Permitted Funding Indebtedness secured by a Lien on the asset or assets that were subject to such Asset Sale;

(2) to prepay or repay Pari Passu Debt permitted to be incurred pursuant to this Indenture to the extent required by the terms thereof, and, in the case of Pari Passu Debt under revolving credit facilities or other similar Indebtedness, to correspondingly reduce commitments with respect thereto;

(3) to make one or more offers to the holders of the Notes (and, at the option of the Company, the holders of Pari Passu Debt) to purchase Notes (and such other Pari Passu Debt) pursuant to and subject to the conditions applicable to Asset Sale Offers described below;

(4) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of

Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company; or

(5) to acquire other assets (including, without limitation, MSRs and Securitization Assets) that are used or useful in a Permitted Business.

(d) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.10(b) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, within 30 days thereof, the Issuers shall make an Asset Sale Offer to all holders of Notes and all holders of Pari Passu Debt containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such Pari Passu Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100.0% of the principal amount (or, in the case of any other Pari Passu Debt offered at a significant original issue discount, 100.0% of the accreted value thereof, if permitted by the relevant indenture or other agreement governing such Pari Passu Debt) plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and Pari Passu Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such Pari Passu Debt to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(xxxvi) Clauses (b), (c)(4), (c)(9), (c)(12) and (c)(13) of Section 4.11 of the Indenture are hereby amended to read as follows:

(b) In addition, all Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $7.5 million shall be approved by the Board of Directors of the Company or any direct or indirect parent of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the provisions of Section 4.11(a).

(c) The restrictions set forth in Sections 4.11(a) and 4.11(b) hereof shall not apply to:

(4) transactions between the Company or one of its Restricted Subsidiaries and any Person in which the Company or one of its Restricted Subsidiaries holds an interest as a joint venture partner and such Person is an Affiliate because of such interest;

(9) transactions in which the Company or any Restricted Subsidiary of the Company, as the case may be, receives an opinion from a nationally recognized investment banking, appraisal or accounting firm that such Affiliate Transaction is fair, from a financial standpoint, to the Company or such Restricted Subsidiary as approved in good faith by the Board of Directors of the Company;

(12) guarantees by the Sponsor or any direct and indirect parent of the Company for Obligations of the Company and its Restricted Subsidiaries;

(13) investments by the Sponsor in securities of the Company or any Restricted Subsidiary of the Company so long as the investment is being offered generally to other investors on the same or more favorable terms or the securities are acquired in market transactions; and

(xxxvii) Section 4.11(c) of the Indenture is hereby amended to add a new clause (14) to read as follows:

(14) Co-Investment Transactions as approved by the Board of Directors of the Company or any direct or indirect parent of the Company.

(xxxviii) Section 4.12 of the Indenture is deleted in its entirety and replaced with the following:

(a) The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind on the assets of the Company or its Restricted Subsidiaries securing Indebtedness of the Company or its Restricted Subsidiaries unless:

(1) in the case of Liens securing Indebtedness of the Company or its Restricted Subsidiaries that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the Notes are equally and ratably secured except for:

(A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(B) Liens securing the Notes and the Note Guarantees;

(C) Liens securing Non-Recourse Indebtedness;

(D) Liens securing Permitted Funding Indebtedness so long as any such Lien shall encumber only (i) the assets acquired or originated with the proceeds of such Indebtedness, assets that consist of Servicing Advances, MSRs, loans, mortgage related securities and other mortgage related receivables, REO Assets, Residual Assets and other similar assets subject to and pledged to secure such Indebtedness and (ii) any intangible contract rights and proceeds of, and other, related documents, records and assets directly related to the assets set forth in the preceding clause (i) of this clause (D);

(E) Liens securing Refinancing Indebtedness that is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under this Indenture and that has been incurred in accordance with the provisions of this Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or its Restricted Subsidiaries not securing the Indebtedness so Refinanced (or property of the same type and value); and

(F) Permitted Liens.

(b) Reserved.

(xxxix) Clause (a)(2) of Section 5.01 of the Indenture is hereby amended to read as follows:

(a)(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B)(ii) of this Section 5.01(a) (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company, such Issuer, or such Surviving Entity, as the case may be, shall either (x) be able to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(b) hereof or (y) the Company shall have a pro forma Fixed Charge Coverage Ratio that would not be less than the actual Fixed Charge Coverage Ratio of the Company immediately prior to such transaction;

(b) This Fifth Supplemental Indenture shall become effective as of the date hereof at such time as executed counterparts of this Fifth Supplemental Indenture have been delivered by each party hereto to the other parties hereto. Notwithstanding the execution and delivery of this Fifth Supplemental Indenture by the parties hereto, the Amendments shall not become operative until each of the conditions set out in the Statement are satisfied or waived by the Issuers and the Issuers have paid the Consent Fee (as defined in the Statement) to the Tabulation Agent (as defined in the Statement) in accordance with the terms of the Statement. If the conditions set out in the Statement are not satisfied or waived by the Issuers or the Issuers do not pay the Consent Fee to the Tabulation Agent, this Fifth Supplemental Indenture shall not become operative and shall not have any force or effect.

3. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Fifth Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

4. Severability. In case any provision in this Fifth Supplemental Indenture, the Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

5. Governing Law. THIS FIFTH SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD FOR THE CONFLICTS OF LAWS PRINCIPLES THEROF.

6. Counterparts. The parties hereto may sign any number of copies of this Fifth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuers and the Guarantors. This Fifth Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. In entering into this Fifth Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

9. Successors. This Fifth Supplemental Indenture shall be binding on the Issuers, the Guarantors, the Trustee and the Holders and their respective successors and assigns, and shall inure to the benefit of the such parties and their respective successors and assigns.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed, all as of the date first above written.

ISSUERS:

NATIONSTAR MORTGAGE LLC

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Executive Officer

NATIONSTAR CAPITAL CORPORATION

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Executive Officer

GUARANTORS:

CENTEX LAND VISTA RIDGE LEWISVILLE III     GENERAL PARTNER, LLC

HARWOOD SERVICE COMPANY LLC

HARWOOD INSURANCE SERVICES, LLC

HARWOOD SERVICE COMPANY OF GEORGIA, LLC HARWOOD SERVICE COMPANY OF

    NEW JERSEY, LLC

HOMESELECT SETTLEMENT SOLUTIONS, LLC NATIONSTAR 2009 EQUITY CORPORATION
NATIONSTAR EQUITY CORPORATION

NATIONSTAR INDUSTRIAL LOAN COMPANY

NATIONSTAR INDUSTRIAL LOAN CORPORATION

NSM RECOVERY SERVICES INC.

NSM FORECLOSURE SERVICES INC.

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Financial Officer

[Signature Page to Fifth Supplemental Indenture]

CENTEX LAND VISTA RIDGE LEWISVILLE III, L.P.

By:	CENTEX LAND VISTA RIDGE LEWISVILLE III GENERAL PARTNER, LLC,
its General Partner

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Financial Officer

NATIONSTAR MORTGAGE HOLDINGS INC.

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Executive Officer

NATIONSTAR SUB1 LLC

By	/s/ Jay Bray
Name: Jay Bray
Title: Chief Executive Officer

NATIONSTAR SUB2 LLC

By	/s/ Jay Bray
Name: Jay Bray Title: Chief Executive Officer

[Signature Page to Fifth Supplemental Indenture]

TRUSTEE:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Yana Kislenko
Name: Yana Kislenko
Title: Vice President